Exhibit (4)(b)(vi)

GE LIFE AND ANNUITY ASSURANCE COMPANY

ANNUITY COMMENCEMENT DATE ENDORSEMENT

The Contract to which this endorsement is attached is amended by deleting The Annuity Commencement Date definition in the Definitions section and replacing it with the following:

ANNUITY COMMENCEMENT DATE — The date stated on the Contract data pages on which Income Payments are scheduled to commence, if the Annuitant(s) is living on that date. This date cannot be changed after issue, but may be deferred for one year by sending us written notice not more than 90 days and not less than 30 days before the Annuity Commencement Date. If you defer the Annuity Commencement Date in this manner, the Annuity Commencement Date will then be the new Annuity Commencement Date you selected.

You may continue to defer the Annuity Commencement Date, for one year at a time, by sending us written notice each year within the time period provided. The Annuity Commencement Date cannot be deferred to a date later than the Contract Anniversary on which the Annuitant, or younger of the Annuitant and Joint Annuitant, reaches age 90, unless we approve a later date.

For GE Life and Annuity Assurance Company,

/s/    PAMELA S. SCHUTZ

Pamela S. Schutz

        President